Exhibit (g)(1)



Kevin Yourman (147159)                                       FILED
Vahn Alexander (167373)                           LOS ANGELES SUPERIOR COURT
WEISS & YOURMAN                                          May 19, 1999
10940 Wilshire Boulevard                             JOHN A. CLARKE, CLERK
Los Angeles, CA  90024                               /S/ C. L. COLEMAN
(310) 208-2800                                      BY C.L. COLEMAN, DEPUTY

Attorneys for Plaintiff

                   CASE ASSIGNED TO CLASS ACTION DEPARTMENT 59
                 FOR ALL PRETRIAL PROCEEDINGS. CASE IS ASSIGNED
                              FOR TRIAL AS FOLLOWS.

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF LOS ANGELES

---------------------------------------------
                                            |
ADELE BRODY, on behalf of herself and all   |
others similarly situated,                  |
                                            |     CASE NO.: BC210605
                               Plaintiff,   |
                                            |     CLASS ACTION
                    vs.                     |     ------------
                                            |
US WEST, INC., LINDA G. ALVARADO, CRAIG R.  |     COMPLAINT FOR
BARRETT, HANK BROWN, JERRY J. COLANGELO,    |     BREACH OF FIDUCIARY
GEORGE J. HARAD, PETER S. HELLMAN, ALLAN F. |     DUTIES AND
JACOBSON, RICHARD D. MCCORMICK, MARILYN C.  |     INJUNCTIVE RELIEF
NELSON, F. POPOFF, SOLOMON D. TRUJILLO, and |
DOES 1-50 inclusive,                        |     JURY TRIAL DEMAND
                                            |     -----------------
                              Defendants.   |
                                            |
---------------------------------------------


       Plaintiff, by her undersigned attorneys, for her complaint against defendants, alleges upon knowledge as to herself and her own acts, and upon information and belief, as to all other matters, as follows:

       1. Plaintiff brings this action, individually and as a class action on behalf of all persons, other than defendants, who own the common stock of US West, Inc. ("US West" or the "Company") and are similarly situated ("the Class"), to enjoin the consummation of the proposed acquisition of US West Global Crossing Ltd. ("Global"), which is currently in the process of acquiring Frontier Corporation ("Frontier"). According to the terms of the proposed acquisition, each US West share will be exchanged for approximately 1.2 shares of Class __ or Class L Global Crossing stock, and each Global Crossing share will be exchanged for one share of either of the two Global Crossing tracking stocks (the "proposed transaction"). Alternatively, in the event that the proposed transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties of care, candor and loyalty, described herein, owed by all defendants. The proposed transaction and the acts of defendants constitute a breach of defendants' fiduciary duties to plaintiff and the Class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of US West.

                                     PARTIES
                                     -------

       2. Plaintiff Adele Brody is, and has been since prior to the announcement of the proposed transaction described herein, the owner of shares of common stock of US West.

       3. Defendant US West, is incorporated in Colorado and has its executive offices located at 1801 California Street, Denver, Colorado, 80202-2658. US West provides a full range of advanced telecommunications services - including wireline, wireless PCS, data networking, directory and information services - to more than 25 million customers nationally and in some of the nation's fastest growing communities in 14 Western and Midwestern states. It is the nation's leader in the deployment of digital subscriber line (DSL) technology.

       4. Defendant Linda G. Alvarado ("Alvarado") was at all relevant times a director of defendant US West.

       5. Defendant Craig R. Barrett ("Barrett") was at all relevant times a director of defendant US West.

       6. Defendant Hank Brown ("Brown") was at all relevant times a director of defendant US West.

       7. Defendant Jerry J. Colangelo ("Colangelo") was at all relevant times a director of defendant US West.

       8. Defendant George J. Harad ("Harad") was at all relevant times a director of defendant US West.

       9. Defendant Peter S. Hellman ("Hellman") was at all relevant times a director of defendant US West.

       10. Defendant Allan F. Jacobson ("Jacobson") was at all relevant times a director of defendant US West.

       11. Defendant Richard D. McCormick ("McCormick") was at all relevant times a director of defendant US West.

       12. Defendant Marilyn C. Nelson ("Nelson") was at all relevant times a director of defendant US West.

       13. Defendant F. Popoff ("Popoff") was at all relevant times a director of defendant US West.

       14. Defendant Solomon D. Trujillo ("Trujillo") was at all relevant times, President, CEO, and Chairman of the Board of Directors of US West.

       15. The true names and capacities of defendants sued herein under California Code of Civil Procedures ss. 474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

       16. The defendants described in paragraphs 4-14 above are hereinafter sometimes collectively referred to as the "Individual Defendants" or the "Director Defendants."

       17. The Individual Defendants, by reason of their corporate directorships, stand in a fiduciary position relative to US West's minority shareholders. The fiduciary duties, at all times relevant herein, require the Individual Defendants to exercise their best judgment and to act in a prudent manner and in the best interests of the Company's minority shareholders. Said defendants owe the public shareholders of US West the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

       18. Each defendant herein is sued individually as an aider and abettor, as well as in his capacity as a director of the Company (in the case of the Individual Defendants), or as a control person. The liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions described herein.

                             JURISDICTION AND VENUE
                             ----------------------

       19. This Court has proper  jurisdiction  over this action pursuant to ss.
410.10 of the CALIFORNIA CODE OF CIVIL PROCEDURE. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

       20. Venue is proper in the Superior Court of the County of Los Angeles pursuant to California Code of Civil Procedure ss.ss. 395 and 395.5. Global employs marketing professionals and maintains regional sales and marketing offices in this county.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

       21. Plaintiff brings this action individually on her own behalf and as a class action, on behalf of all stockholders of US West (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

       22. This action is properly maintained as a class action.

       23. The class is so numerous that joinder of all members is impracticable. As of May 17, 1999, there were 503,594,000 shares of US West common stock issued and outstanding. The disposition of shareholders' claims in a class action will be of benefit to the parties and the Court. The record holders of US West's stock can be easily determined from the stock transfer journals maintained by US West or its agents.

       24.  A class  action  is  superior  to  other  methods  for the  fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

       25. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:

       A. whether defendants have breached their fiduciary duties by engaging in concerted and continual action to entrench themselves in their lucrative positions and enrich themselves at the expense of US West's public stockholders;

       B. whether defendants are unlawfully impeding other possible merger or takeover attempts at the expense of US West's public stockholders;

       C. whether defendants have failed to disclose all material facts relating to the takeover, including the potential and expected positive future financial benefits which they expect to derive;

       D. whether defendants have failed and will fail to negotiate in good faith with other prospective purchasers of the Company; and

       E. whether the plaintiff and other members of the class would be irreparably damaged were the defendants not enjoined from the conduct described herein below.

1. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

2. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

3. In a press release issued over PR Newswire on April 21, 1999, the Company announced first quarter diluted earnings per share of $.78. According to the announcement, results were aided by overall revenue growth of 5.7%, better than the 5.0% normalized growth in fourth quarter, 1998. In addition, first quarter data revenues grew to nearly $380 million, up 31% over first quarter 1998. The Company's in-region and out-of-region emerging data products, including digital subscriber line, Internet access, ATM and Frame Relay-grew revenues by 50% over first quarter 1998 to $173 million for the quarter. Customer levels for the Company's Internet access service, uswest.net, grew by almost 50,000 to nearly 200,000. Customers opting for the Company's high-speed digital subscriber line (DSL) date product, MegaBit Services, grew by about 10,000 for the quarter and now total more than 30,000. The Company expects to have more than 100,000 DSL subscribers by year's end.

4. Shortly thereafter, in a press release issued over PR Newswire on May 17, 1999, the Company announced a definitive agreement to merge with Global Crossing Ltd., which is currently acquiring Frontier Corporation. According to the announcement, the new company will be 50% owned by Global Crossing/Frontier shareholders and 50% owned by US West shareholders. The new company will be called Global Crossing Corporation, which has a current pro forma market capitalization of more than $75 billion.

5. According to the same press release, each US West share will be exchanged for approximately 1.2 shares of Class G or Class L Global Crossing stock, and each Global Crossing share will be exchanged for one share of either of the two Global Crossing tracking stocks. At their option, each US West and Global Crossing shareholder may elect to receive differing percentages of the two tracking stocks, subject to prorations. The exact number of Class G and Class L Global Crossing shares to be issued in the transaction will be in proportion to the relative valuations of the Class G and Class L shares, as determined through an appraisal process shortly before the transaction is completed. As part of the transaction, US West will make a cash tender offer for approximately 39 million Global Crossing shares (or approximately 9.5% of Global Crossing's outstanding shares) at a price of $62.75 per share. Under the agreement, Chief Executive Officer of Global Crossing, Robert Annunziata, and Trujillo will become Co-Chairmen and Co-CEOs of the combined company. There will be a 22-member Board of Directors: 10 designated by Global Crossing, 10 designated by US West, and two selected by mutual agreement. The Board of Directors of US West intends to declare a special cash dividend of $0.215 per share payable to US West shareholders in each quarter prior to closing. This will increase US West quarterly dividend payments to $0.75 per share prior to closing. In addition, US West intends to declare a one-time special cash dividend of up to $1.00 per share (plus the proportionate share of the unpaid special dividend in the quarter in which the merger closes) payable to US West shareholders immediately prior to closing.

6. According to a news article published in Reuters on May 17, 1999, US West must pay an $850 million break-up fee if it terminates it[s] proposed $37 billion merger with Global.

7. Also on the same day, Bloomberg published a news article which reported that Global stock had more than tripled since the company first sold shares to the public in August of 1998 and that merger negotiations had been complicated by an overture from rival bidder Qwest Communications International Inc. to combine with US West.

8. According to a news article published in The Wall Street Journal on the following day, May 18, 1999, Frontier shareholders will now receive $63 in Global Crossing stock for each Frontier share - up from the original offer of $62 in stock for each Frontier share - as long as Global Crossing stock doesn't fall below $34.56 a share and doesn't rise above $56.78 a share.

9. In effect, the shareholders of US West have been committed by the Company's board of directors to trade their valuable stock for the stock of a company which has been in existence since only August 1998 and has yet to file a proxy statement with the SEC. As a result, investors of US West reacted to the proposed acquisition with skepticism, pushing US West shares down $4, or 6.4%, to $58.25 in New York Stock Exchange Composite trading, according to a news article published in The Wall Street Journal on May 18, 1999. The article also reported that shares of Global Crossing fell $1.125 to $60.25 in Nasdaq Stock Market trading.

10. The proposed purchase price does not represent the true value of the assets and future prospects underlying each share of US West.

11. By virtue of its dominance and control over US West, the Individual Defendants, have engaged in a plan involving acts which are grossly unfair to plaintiff and the other members of the class. This plan will be at the expense of the other US West minority stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

12. Defendants' announcement of the proposed bid fails to disclose the improving prospects for US West due to the growth prospects for the Company.

13. The defendants' knowledge and economic power, and that of the investing public, is unequal because the Individual Defendants are in possession of material non-public information concerning the Company's assets, business, and future prospects, and control the business and corporate affairs of US West. This disparity makes the buyout of US West at the agreed upon price inherently unfair.

14. The Individual Defendants have at all times been fiduciaries to US West shareholders. As set forth herein, they have breached and are continuing to breach their fiduciary duties to US West's shareholders in order to entrench themselves in office and continue to receive their compensation, fees and emoluments of office by negotiating only with Global Crossing.

15. This Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their failure to negotiate the highest possible acquisition price for US West and/or their failure to provide confidential information to potential suitors on the same playing field that it created for Global Crossing.

16. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class, and will entrench themselves in their corporate offices, all to the irreparable harm of the class, as aforesaid.

17. The Individual Defendants' authorization to pursue the transaction was given in breach of their fiduciary duties owed to US West's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any merger of the Company. In the context of this action, the Board of Directors of US West must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent value to the Plaintiff and the class.

18. Plaintiff and the other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of US West's assets and business, which is not fully reflected in the price to be paid by Global Crossing and which can only truly be determined if the Individual Defendants create a level playing field for other bidders to bid for US West. Plaintiff and the other members of the class have been and will be prevented from obtaining a fair price for their shares of the Company's common stock.

19. Defendants' intention to pursue the proposed transaction, a transaction which does not maximize the value of US West shares, is in breach of their fiduciary duties of care, candor, and loyalty owed to the Company's stockholders to take all necessary steps to ensure that US West's shareholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company, including offering US West for other bids.

20. The proposed per share price is not the result of arm's-length negotiations but was unilaterally set by Global Crossing and US West and agreed to by defendants as part of a scheme to obtain complete ownership of US West's assets and business at the lowest possible price. The intrinsic value of the equity of the Company is materially greater than the consideration proposed, taking into account, inter alia, US West's asset value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power.

21. The defendants' willingness to entertain the proposed transaction requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of those shares not held by Global Crossing to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the Class.

22. Defendants, knowing all of the above, have failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of US West.

23. There is no indication that defendants have taken any steps to ensure that the interests of US West's shareholders, in maximizing the value of their holdings, are being protected from Global Crossing's control. Defendants have not conducted an auction for US West, solicited other offers, or otherwise sought out other potential purchasers or the highest possible bid for US West. Nor have defendants explored strategic alternatives which will obtain the highest possible price for US West's stockholders or return greater or equivalent value to the plaintiff and the Class.

24. Further, if defendants accept Global Crossing's proposal without seeking out other purchasers, defendants have inhibited the chances of receiving competing offers. If the proposed transaction is consummated, US West's shareholders will be deprived of the opportunity for substantial gains which the Company may have realized.

25. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

26. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

27. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they are not receiving the fair value of their US West shares.

28. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in excluding the Class from its fair proportionate share of US West's assets and businesses, all to the irreparable harm of the Class.

29.    Plaintiff and the Class have no adequate remedy of law.

                              FIRST CAUSE OF ACTION
                              ---------------------

                             AGAINST ALL DEFENDANTS
                             ----------------------

         FOR BREACH OF FIDUCIARY DUTIES OF THE CARE, CANDOR, AND LOYALTY
         ---------------------------------------------------------------

30. Plaintiff hereby incorporates by reference the paragraphs above as though fully set forth herein.

31. By virtue of plaintiff's ownership of US West's common stock, and defendants' positions as directors and/or officers of the Company, and because plaintiff reposed trust and confidence in them, defendants owed to plaintiff fiduciary duties of care, candor and loyalty of the highest good faith, integrity and fair dealing.

32. In taking and/or failing to take the actions heretofore alleged, defendants violated their fiduciary obligations to plaintiff.

33. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to her property, lost profits, loss of future income, and other general and specific damages.

              WHEREFORE, plaintiff prays for judgment and relief as follows:

              (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

              (2) declaring that the defendants and each of them have committed or aided and abetted in a breach of their fiduciary duties to plaintiff and the other members of the Class;

              (3) declaring the proposed transaction to be a nullity;

              (4) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

              (5)  in  the  event  the  proposed   transaction   is  consummated
rescinding it and setting it aside;

              (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the proposed transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

              (7) ordering defendants to permit a stockholders committee comprised of class members and their representatives only to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any proposed transaction for the shares of US West;

              (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

              (9) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

              (10) granting such other and further relief as may be just and proper.

Dated:  May 19, 1999



                                                   WEISS & YOURMAN
                                                   KEVIN YOURMAN (147159)
                                                   VAHN ALEXANDER (167373)


                                                   By:    /S/ VAHN ALEXANDER
                                                       -------------------------
                                                       Vahn Alexander
                                                       10940 Wilshire Boulevard
                                                       24th Floor
                                                       Los Angeles, CA 90024
                                                       (310) 208-2800

                                                   Attorneys for Plaintiff

                                   JURY DEMAND
                                   -----------

                  Plaintiff demands a trial by jury of all issues so triable.

Dated:  May 19, 1999



                                                   WEISS & YOURMAN
                                                   KEVIN YOURMAN (147159)
                                                   VAHN ALEXANDER (167373)



                                                   By:    /S/ VAHN ALEXANDER
                                                       -------------------------
                                                       Vahn Alexander
                                                       10940 Wilshire Boulevard
                                                       24th Floor
                                                       Los Angeles, CA 90024
                                                       (310) 208-2800

                                                   Attorneys for Plaintiff